EXHIBIT 4.2

SHARE REDEMPTION PROGRAM

(Effective as of December 31, 2009; Amended and Restated as of April 18, 2017)

BROADSTONE NET LEASE, INC.

Broadstone Net Lease, Inc., a Maryland corporation (the “Corporation”), has adopted this Share Redemption Program (the “Program”), to be administered by Broadstone Asset Management, LLC (the “Administrator”) as agent for the Corporation participating in the Program, on the terms and subject to the conditions set forth below.

TERMS

1.    Authority and Purpose. The Program is established by the Board of Directors of the Corporation (the “Board”), pursuant to Section 6.10 of the Articles of Organization of the Corporation, and by the Independent Directors Committee of the Board (the “Committee”), pursuant to Section 4.03 of the Bylaws of the Corporation, for the purpose of enabling shareholders of the Corporation (“Shareholders”) to sell shares of common stock (“Shares”) back to the Corporation after December 31, 2009, on the terms and subject to the conditions set forth below and any additional restrictions, limitations or conditions imposed by the Committee from time to time.

2.    Redemption Requests. Any Shareholder desiring to sell Shares back to the Corporation pursuant to the Program must complete and execute the “Request to Redeem” in the form attached hereto, as revised from time to time, and deliver it to the Administrator at least ten (10) days prior to the last business day of the calendar quarter in which the Shareholder would like Shares redeemed.

3.    Share Redemption Price. On the last business day of each calendar quarter, the Corporation will redeem Shares. Shares held for more than 12 months, but less than 5 years, will be redeemed at a purchase price (the “Redemption Consideration”) equal to 95% of the “Determined Share Value” in effect at the time the Shares are tendered for redemption in accordance with the terms and conditions of the Program, while shares held for 5 years or more will be redeemed at a Redemption Consideration equal to 100% of the “Determined Share Value” in effect at that time, subject to all other restrictions, conditions and terms of the Share Redemption Program; provided, however, any Shareholder may have up to 5% of their Shares redeemed by the Corporation in any calendar year at 100% of the Determined Share Value in effect at the time the Shares are tendered for redemption in accordance with the terms and conditions of the Program and subject to all other restrictions, conditions and terms of this Program. The 5% discount applied to Shares tendered for redemption that have been held for more than 12 months, but less than 5 years, shall not apply if the Share redemption request relates solely to a change in the form of Share ownership and the Shareholder will be, simultaneously with the redemption, investing in the Corporation, through a different form of Share ownership, an amount equal to or greater than the amount of the Redemption Consideration, subject to all other restrictions, conditions and terms of this Program. If an individual Shareholder is deceased, the deceased Shareholder’s estate may request the redemption of the Shares held in the deceased Shareholder’s individual capacity at a purchase price equal to 100% of the Determined Share Value in effect at the time the Shares are tendered for redemption within one year of the death of the Shareholder, subject to all other restrictions, conditions and terms of this Program. The “Determined Share Value” means the value of a share of common stock of the Corporation, as set by the Committee from time to time. A check payable to the Shareholder or a wire transfer or Automated Clearing House (ACH) payment in the amount of the Redemption Consideration will be mailed or sent, as applicable, to the Shareholder within five (5) business days after the Shares are redeemed by the Corporation, subject to any withholding required under applicable law.

4.    Share Redemption Cap. The total number of Shares redeemed in any one calendar quarter by the Corporation pursuant to the Program will not exceed 1% of the total number of Shares outstanding at the beginning of that calendar year, plus 50% of the total number of any additional Shares issued during the prior calendar quarter under the Distribution Reinvestment Plan, plus any additional number of Shares the Committee decides to redeem in its sole and absolute discretion; provided, however, the Committee may, in its sole discretion, limit the total number of Shares to be redeemed in any calendar quarter in the best interests of the Corporation. The total number of Shares available for redemption in any calendar quarter is referred to as the “Redemption Cap.” In the event the total number of Shares tendered for redemption in any calendar quarter exceeds the Redemption Cap, the Shares tendered for redemption will be redeemed by the Corporation in the following order: first, pro rata, by priority, among Unredeemed Shares (as defined in Section 5 below) to be redeemed by the Corporation as directed by a participating Shareholder’s “Request to Redeem,” and second, pro rata, among Shareholders tendering Shares for the first time. The total number of Shares redeemed on a pro rata basis from each participating Shareholder will be the product of the number of Unredeemed Shares or Shares, as the case may be, tendered by the Shareholder multiplied by a fraction, the numerator of which is the Redemption Cap for that calendar quarter minus the total number of Unredeemed Shares already redeemed by the Corporation in that calendar quarter, if any, and the denominator of which is the aggregate number of Unredeemed Shares or Shares, as the case may be, tendered for redemption in that quarter, rounded to the nearest whole Share.

5.    Share Redemption Priority. To the extent the total number of Shares tendered for redemption by Shareholders at the end of any calendar quarter are not redeemed (“Unredeemed Shares”) by the Corporation because it exceeds the Redemption Cap, the Unredeemed Shares will be given first priority for redemption at the end of the following calendar quarter, with the Redemption Consideration calculated based on the Determined Share Value then in effect, subject to the terms and conditions of the Program. If the Shareholder desires to have any Unredeemed Shares redeemed in the subsequent calendar quarter or quarters even though the Determined Share Value at that time is equal to or in excess of the Determined Share Value in effect when the Shares were initially tendered, the Shareholder should indicate that desire by initialing the appropriate place on the “Request to Redeem” prior to its delivery to the Administrator. The Shareholder may cancel any “Request to Redeem” in writing to the Administrator not later than ten (10) business days prior to the end of the calendar quarter. The priority given Unredeemed Shares pursuant to the Program may cause one or more tiers of priority if the total number of Unredeemed Shares and/or Shares continues to exceed the Redemption Cap in multiple successive calendar quarters.

6.    Right to Reject; Program Subject to Revision, Suspension, Termination. Notwithstanding anything herein to the contrary, the Board or the Committee may, in its sole discretion, reject any Share redemption request made by any Shareholder at any time. The terms of the Program are subject to revision, suspension or termination by the Board and the Committee at any time and from time to time, in the best interests of the Corporation.

CONDITIONS

1.    Minimum Holding Period. Shares tendered for redemption must be held by the Shareholder for at least one (1) year (the “Minimum Holding Period”) prior to being redeemed by the Corporation pursuant the Program. When membership units (“Membership Units”) of Broadstone Net Lease, LLC (the “Operating Company”) are converted to Shares, the time period(s) during which the Shareholder held Membership Units may be used to meet the Minimum Holding Period. In the event of death or bankruptcy of a Shareholder, or other exigent circumstances as approved by the Committee, the Corporation may waive the Minimum Holding Period for any number of Shares, in the Committee’s sole and absolute discretion.

2.    Additional Conditions to Redemption. Any redemption of Shares by the Corporation pursuant to the Program shall:

(a)    comply with applicable federal and state securities laws; and

(b)    not violate Section 2-311 of the Maryland general Corporation Law, which, among other things, requires that at the time of any redemption or other purchase of its own shares the Corporation have sufficient funds to pay its indebtedness as it becomes due and have total assets in excess of its total liabilities; and

(c)    not cause the Corporation to violate any restrictions applicable to the Corporation as a “real estate investment trust” or “REIT” or otherwise interfere with its ability to preserve the status of the Corporation as a REIT under the Internal Revenue Code and the regulations promulgated thereunder and in effect from time to time.

3.    Representations and Warranties of Shareholder. The Shareholder must, and automatically does so by executing a Request to Redeem and delivering it to the Administrator, represent and warrant to the Corporation that:

(a)    the Shareholder is the lawful owner of Shares tendered for redemption, free and clear of all security interest, liens, encumbrances, equities and other charges; and

(b)    the Shareholder has the full and complete right and authority to transfer, sell, surrender, assign and convey the Shares tendered for redemption to the Corporation; and

(c)    the Shareholder is not a party to any agreement, written or oral, creating rights in respect of any Shares tendered for redemption to the Corporation in any third person; and

(d)    the sale by the Shareholder to the Corporation of the Shares tendered for redemption is made freely and voluntarily by the Shareholder and in selling said Shares to the Corporation the Shareholder is not acting under fraud, duress, menace or undue influence; and

(e)    the terms and conditions of the Program are valid and binding on the Shareholder upon submitting an executed Requested to Redeem to the Administrator; and

(f)    the above representations and warranties of the Shareholder survive the redemption of the Shares by the Corporation.

4.    General. Additional conditions to the redemption of the Redeemed Shares by the Corporation, include the Shareholder agreeing to the following provisions:

(a)    Remedies. In the event of a breach, default or misrepresentation by the Shareholder in connection with any of the provisions of the Program or in connection with the redemption of Shares by the Corporation, the Corporation has the right to seek and obtain any and all remedies available at law or in equity, including rescission of any redemption or the availability of the Program with respect to said Shareholder.

(b)    Governing Law and Venue. The Program and the transactions contemplated thereby shall be construed and enforced in accordance with the laws of the State of New York, unless otherwise, and only to the extent, required to be governed by the Maryland General Corporate Law, as amended from time to time. Any and all actions brought in connection with the Program shall be brought in the state and/or federal courts of the United States sitting in the County or Monroe, State of New York and the Shareholder waives any right to object to the convenience of such venue.

(c)    Entire Agreement. Other than as set forth herein and in the Request to Redeem executed by the Shareholder, there are no other agreements, representations, warranties or covenants by or between the Shareholder, the Corporation or the Administrator with respect to the Program or the redemption of Shares by the Corporation. The Program and the Request to Redeem constitute the entire agreement and supersedes all prior agreements and understandings, oral and written, between the Shareholder, the Corporation or the Administrator with respect to the Program or the redemption of Shares by the Corporation.

SHARE REDEMPTION PROGRAM

REQUEST TO REDEEM

Thank you for your interest in the Share Redemption Program (the “Program”) of Broadstone Net Lease, Inc. (the “Corporation”). We are pleased to offer this opportunity to our shareholders. In order to become a participant in the Program, please sign this Request to Redeem where indicated below and return it to the Program administrator, Broadstone Asset Management, LLC (the “Administrator”), at the following address:

Broadstone Asset Management, LLC

800 Clinton Square

Rochester, NY 14604

For this Request to Redeem to apply to any redemption of shares under the Program, it must be received no later than ten (10) days prior to the last business day of the applicable calendar quarter. If this Request to Redeem is received by our Administrator after that date, you will be processed for redemption in the following calendar quarter, unless the Administrator receives written notice from you withdrawing your redemption request.

By signing below, you acknowledge and agree that:

•	You have received, carefully read, and agree to be subject to and bound by the terms and conditions of the Program in effect at the time of delivery of this Request to Redeem, and that such terms and conditions are fully incorporated herein by reference.

•	The Corporation has advised all shareholders, including you, to obtain independent legal counsel with respect to the transactions contemplated by the Program.

•	By executing this Request to Redeem and delivering it to the Administrator, you are: (a) agreeing that you are either represented by independent legal counsel or specifically waiving the right to counsel; and (b) representing and warranting to the Corporation that you are acting on your own independent judgment or upon the advice of your own counsel, without any representation, express or implied, of any kind from any other party, including the Corporation and the Administrator.

•	You desire to sell to the Corporation shares (insert number of shares) with the “Redemption Consideration” (see Program details) calculated based on the current per share price of $ .

Date:
(Print or Type Name of Shareholder)

By:
Title:

If you would like all “Unredeemed Shares” (see Program details) to be sold to the Corporation at the end of the next calendar quarter with the Redemption Consideration calculated based on a the per share price then in effect, provided the per share price then in effect is the same or higher than the current per share price listed above, without having to submit an additional Request to Redeem form, please initial here:                 .